AB
0116

SECI 13025865 SSION

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 68539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Products LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone Bailey CPAS

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 10/18/13

FINANCIAL PRODUCTS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Table of Contents

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Members of
Financial Products, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Products, LLC, as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Financial Products, LLC, at December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

February 27, 2013

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road · Chaoyang District, Beijing P.R. China 100020 · 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

NEXIA INTERNATIONAL

FINANCIAL PRODUCTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 220,811
Accounts receivable	62,896
Equipment and leasehold improvements, net of accumulated depreciation of $18,155 (Notes 2e and 3)	19,850
Other assets	14,097
Total assets	$ 317,654

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 85,963
Total liabilities	85,963
Commitments and Contingencies (Note 4)	
Capital (Note 5)	231,691
Total liabilities and members' equity	$ 317,654

The accompanying notes are an integral part of this statement.

FINANCIAL PRODUCTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1- Nature of Business

Financial Products, LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The company acts as a wholesaler and markets/distributes securities to other broker dealers.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
The Company recognizes revenue from the sales of the financial products when earned.

b) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Property and Equipment***
Property and equipment are depreciated on the straight-line method over an estimated useful life of five years.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the length of the lease.

FINANCIAL PRODUCTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 2 Summary of Significant Accounting Policies (continued)

f) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2012 and February 27, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

g) ***Accounts Receivable***
Accounts receivable represent valid claims against customers and are recognized when services are rendered. We extend credit terms to certain customers based On historical dealings and to other customers after review of various credit indicators, including the customer's credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management's estimate of collectability at the time of the review. Accounts receivable are written off when the count is deemed uncollectible.

Note 3- Furniture, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2012 are summarized as follows:

Furniture and Equipment	$26,449
Leasehold Improvements	11,556
	38,005
Less: Accumulated depreciation	18,155
	$19,850

Note 4- Commitments and Contingencies

Office Lease
The Company leases office space pursuant to a lease agreement expiring October 31, 2013. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next two years are as follows:

Year	Amount
2012	$31,436

Note 5- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company's net capital of $197,744 was $192,013 in excess of its required net capital of $5,731. The Company's net capital ratio was 43.47%.